SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration no. 1431 - 1

S SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND SEVENTY-FIRST

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: May 15, 2018 at 9:00 a.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.       The Board of Directors unanimously approved the Interim Financial Statements for the first quarter of 2018.

II.      The Board of Directors unanimously elected, in accordance with the indication by the Majority Shareholder and after analyzing the documentation presented by the State Companies Control Board (CCEE), Ana Letícia Feller, as Chief Business Management Officer, to compose the Board of Companhia Paranaense de Energia - Copel during the 2018- 2019 mandate term.

III.    The Board of Directors unanimously approved the rectification of the resolution contained in item 1 of the minutes of the 168th Extraordinary Board of Directors’ Meeting held on April 25, 2018, in which it was erroneously recorded that the Board unanimously voted in favor to the proposal to amend the Bylaws of Copel (Holding), when the correct resolution was that the Board of Directors unanimously voted in favor to forward the proposal to amend Copel's Bylaws to the Controlling Shareholder and to BNDESPAR, in compliance with the Shareholders' Agreement in force, so that they could manifest their opinions by September 05, 2018, for later referral to the Shareholders' Meeting.

IV.    The Board of Directors unanimously authorized the ratification of the other provisions included in item 1 of the minutes of the 168th Extraordinary Board of Directors’ Meeting held on April 25, 2018, which were not rectified in the resolution of item III of this Summary.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; GEORGE HERMANN RODOLFO TORMIN; JONEL NAZARENO IURK; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

This is a free translation of the 171st Extraordinary Meeting of Copel’s Board of Directors drawn up in the Company’s Book no. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 16, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.